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                           April 8, 2022

       Yu-Hsin Lin
       Chief Executive Officer
       BELITE BIO, INC
       5820 Oberlin Drive, Suite 101
       San Diego, CA 92121

                                                        Re: BELITE BIO, INC
                                                            Registration
Statement on Form F-1
                                                            Filed April 5, 2022
                                                            File No. 333-264134

       Dear Dr. Lin:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form F-1

       Risk Factors
       Risks Related to Our Industry, Business and Operations
       In the event that we elect to carry out clinical trials in China and/or to expand our operations into
       China in the future, page 67

   1. We note your response to our prior comment 3 and reissue the comment in part. We also note your disclosure on
page 1 that you have received approval to commence patient
                                                        enrollment for a Phase
3 clinical trial in Hong Kong, among other jurisdictions. Given your planned clinical
trials in Hong Kong, please revise your disclosure here to also discuss the relevant
material risks in the context of your operations in Hong Kong.
 Yu-Hsin Lin
BELITE BIO, INC
April 8, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameYu-Hsin Lin
                                                           Division of
Corporation Finance
Comapany NameBELITE BIO, INC
                                                           Office of Life
Sciences
April 8, 2022 Page 2
cc:       Portia Ku, Esq.
FirstName LastName